UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 May 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

15th May 2014

Notification of change in Director's details

Mr. Nicky Hartery was appointed a non-executive director of Finning International Inc. on 13th May 2014.

This disclosure is made to comply with paragraph 9.6.14 of the Listing Rules.

Enquiries:

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344 340

CRH public limited company
(Registrant)

Date: 15 May 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director